SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CALPINE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

131347304

(CUSIP Number)

SPO Advisory Corp.

591 Redwood Highway, Suite 3215

Mill Valley, California 94941

(415) 383-6600

with a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	Page 2 of 19 pages

1	NAME OF REPORTING PERSON SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 70,541,012 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 70,541,012 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,541,012 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 3 of 19 pages

1	NAME OF REPORTING PERSON SPO Partners II Co-Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 4,234,400(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,234,400(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,234,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 131347304	Page 4 of 19 pages

1	NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 74,775,412 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 74,775,412 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,775,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of SPO Partners II, L.P. with respect to 70,541,012 Shares; and solely in its capacity as the sole general partner of SPO Partners II Co-Investment Partnership, L.P. with respect to 4,234,400 Shares.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 5 of 19 pages

1	NAME OF REPORTING PERSON San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 2,697,096 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,096 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 131347304	Page 6 of 19 pages

1	NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 2,697,096 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,096 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 131347304	Page 7 of 19 pages

1	NAME OF REPORTING PERSON SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 77,472,508 (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,472,508 (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,472,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 74,775,412 of such Shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 2,697,096 of such Shares. These Shares may also be deemed to be beneficially owned by J. Stuart Ryan, solely as a result of his advisory capacity to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.
(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

CUSIP No. 131347304	Page 8 of 19 pages

1	NAME OF REPORTING PERSON John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 146,500 (1)
	8	SHARED VOTING POWER 77,472,508 (2)
	9	SOLE DISPOSITIVE POWER 146,500 (1)
	10	SHARED DISPOSITIVE POWER 77,472,508 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,619,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

(1)	Of these Shares, 5,000 Shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 141,500 Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.
(2)	These Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 9 of 19 pages

1	NAME OF REPORTING PERSON William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 34,151 (1)
	8	SHARED VOTING POWER 77,472,508 (2)
	9	SOLE DISPOSITIVE POWER 34,151 (1)
	10	SHARED DISPOSITIVE POWER 77,472,508 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,506,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

(1)	Of these Shares, 28,700 Shares are held in the William E. Oberndorf Individual Retirement Account, which is self-directed; and 5,451 Shares are of restricted stock awarded to Mr. Oberndorf in his capacity as a member of the board of directors of the Issuer.
(2)	These Shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 10 of 19 pages

1	NAME OF REPORTING PERSON Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 5,600 (1)
	8	SHARED VOTING POWER 77,472,508 (2)
	9	SOLE DISPOSITIVE POWER 5,600 (1)
	10	SHARED DISPOSITIVE POWER 77,472,508 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,478,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

(1)	These Shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.
(2)	These Shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 131347304	Page 11 of 19 pages

1	NAME OF REPORTING PERSON J. Stuart Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 28,831 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,831 (1)
	10	SHARED DISPOSITIVE POWER 77,472,508 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,501,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

(1)	These Shares are of restricted stock awarded to Mr. Ryan in his capacity as a member of the board of directors of the Issuer.

(2)	These Shares may be deemed to be beneficially owned by Mr. Ryan, solely in his capacity as an advisor to SPO Advisory Corp. with respect to investments by SPO Partners II, L.P., SPO Partners II Co-Investment Partnership, L.P. and San Francisco Partners, L.P. in securities of the Issuer.

CUSIP No. 131347304	Page 12 of 19 pages

1	NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 141,500 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 141,500 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14	TYPE OF REPORTING PERSON CO

**	Denotes less than
(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 13 of 19 pages

This Amendment No. 8 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 11, 2008 and as amended on August 12, 2008, September 12, 2008, October 6, 2008, October 14, 2008, October 17, 2008, October 22, 2008 and January 6, 2011. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME	SOURCE OF FUNDS	AMOUNT OF FUNDS(1)
SPO	Contributions from Partners	$711,817,557	(2)
SPO Co-Investment	Contributions from Partners	$24,295,318
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$25,314,538	(3)
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Personal Funds and Not Applicable	$76,086
WEO	Personal Funds and Not Applicable	$434,648
EHM	Personal Funds and Not Applicable	$73,286
JSR	Not Applicable	Not Applicable
PS Foundation	Contributions from Shareholders	$1,829,381

(1)	This amount does not reflect a reduction of an aggregate $261,576,000 as a result of the block trade described in Item 5(c) below.
(2)	Of this amount, $461,643,607 represents the value of Shares issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims held by the Reporting Persons.
(3)	This amount represents the value of Shares issued to the Reporting Persons at the Issuer’s emergence from bankruptcy in consideration of the cancellation and discharge of certain debentures and related claims held by the Reporting Persons.

ITEM 4.	Purpose of Transaction.

Item 4 of the Original 13D, as amended, is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph thereof:

As part of an overall assessment of their investment portfolio, the Reporting Persons are considering one or more further sales transactions in order to better align the size of their investment in the Issuer within their portfolio of investments and to monetize their investments in the Issuer. The Reporting Persons may effect this reduction of their investment positions in the Issuer through the sale of all or any part of their remaining Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, in privately negotiated transactions, in registered sales (including pursuant to the exercise of their registration rights set forth in the Stockholder Agreement described in Item 6 below and filed as Exhibit C to this Amendment), or otherwise. Any such sales transactions by the Reporting Persons may be made at any time without additional prior notice.

Page 14 of 19 pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 481,367,880 total outstanding shares of Common Stock including 481,338,627 total shares of Common Stock reported on the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 10, 2012 and 29,253 total shares of restricted stock units granted to WEO and JSR in their respective capacities as members of the board of directors of the Issuer.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 70,541,012 Shares, which constitutes approximately 14.7% of the outstanding Shares.

SPO Co-Investment

The aggregate number of Shares that SPO Co-Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,234,400 Shares, which constitutes approximately 0.9% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 74,775,412 Shares, which constitutes approximately 15.5% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,697,096 Shares, which constitutes approximately 0.6% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,697,096 Shares, which constitutes approximately 0.6% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,472,508 Shares in the aggregate, which constitutes approximately 16.1% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., and the controlling person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,619,008 Shares in the aggregate, which constitutes approximately 16.1% of the outstanding Shares.

Page 15 of 19 pages

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,506,659 Shares in the aggregate, which constitutes approximately 16.1% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,478,108 Shares, which constitutes approximately 16.1% of the outstanding Shares.

JSR

The aggregate number of Shares that JSR owns beneficially, pursuant to Rule 13d-3 of the Act, is 77,501,339, which constitutes approximately 16.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 141,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 70,541,012 Shares.

SPO Co-Investment

Acting through its sole general partner, SPO Co-Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,234,400 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of each of SPO and SPO Co-Investment, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 74,775,412 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,697,096 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,697,096 Shares.

Page 16 of 19 pages

SPO Advisory Corp.

Acting through its controlling persons and through JSR in his advisory capacity, and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may be deemed to have shared power with JSR to vote or to direct the vote and to dispose or to direct the disposition of 77,472,508 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 77,472,508 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts, and 141,500 Shares held by the PS Foundation, for which JHS is the controlling person, sole director and executive officer.

WEO

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 77,472,508 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,700 Shares held in the William E. Oberndorf Individual Retirement Account, which is a self-directed individual retirement account, and 5,451 Shares of restricted stock awarded to WEO in his capacity as director of Issuer.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 77,472,508 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,600 Shares held in the Edward H. McDermott Individual Retirement Account, which is a self-directed individual retirement account.

JSR

Because of his advisory position in SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JSR may be deemed to have shared power with SPO Advisory Corp. to dispose or to direct the disposition of 77,472,508 Shares held by SPO, SPO Co-Investment and SFP in the aggregate. In addition, JSR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,831 Shares of restricted stock awarded to JSR in his capacity as a director of the Issuer.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 141,500 Shares.

Page 17 of 19 pages

(c) Since the most recent filing on Schedule 13D, Reporting Persons have acquired Shares through the distribution of Shares pursuant to the Issuer’s Chapter 11 plan of reorganization and WEO and JSR have received 5,451 and 8,479 Shares, respectively, through the vesting of their respective restricted stock units. On February 13, 2012, the Reporting Persons sold an aggregate of 16,800,000 Shares in a block trade at a price of $15.57 per share.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D, as amended, is hereby amended and supplemented by inserting the following paragraph immediately following the first paragraph thereof:

SPO and SFP are party to the Registration Rights Agreement, pursuant to which the Issuer has granted to SPO, SFP and the other shareholders party thereto, customary demand and piggyback registration rights relating to the Issuer’s common stock, which SPO and SFP may exercise for so long as they, together with their affiliates, own at least 25% of the registrable securities held by them on the date of the Registration Rights Agreement.

Pursuant to the terms of the Registration Rights Agreement and subject to certain customary exceptions, each of SPO and SFP may request up to two registrations of underwritten offerings of all or any portion of their registrable securities; provided, that any such demand may only be exercised if the total offering price of the shares to be sold in such offering, including piggyback shares (before deduction for underwriting discounts), exceeds $100 million.

The description of the Registration Rights Agreement above is not intended to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement filed as an Exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney (previously filed)

Exhibit C:	Registration Rights Agreement, dated as of January 31, 2008, by and among Calpine Corporation and the shareholders party thereto (incorporated by reference to Exhibit 10.1 to Calpine Corporation’s Current Report on Form 8-K filed with the SEC on February 6, 2008).

Page 18 of 19 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

By:	/s/ KIM M. SILVA
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)

SPO PARTNERS II CO-INVESTMENT PARTNERSHIP, L.P. (1)

SPO ADVISORY PARTNERS, L.P. (1)

SAN FRANCISCO PARTNERS, L.P. (1)

SF ADVISORY PARTNERS, L.P. (1)

SPO ADVISORY CORP. (1)

JOHN H. SCULLY (1)

WILLIAM E. OBERNDORF (1)

EDWARD H. MCDERMOTT (1)

J. STUART RYAN (1)

PHOEBE SNOW FOUNDATION, INC. (1)

(1)	A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commision.

Page 19 of 19 pages

INDEX OF EXHIBITS

Exhibit	Document Description

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney (previously filed)

Exhibit C:	Registration Rights Agreement, dated as of January 31, 2008, by and among Calpine Corporation and the shareholders party thereto (incorporated by reference to Exhibit 10.1 to Calpine Corporation’s Current Report on Form 8-K filed with the SEC on February 6, 2008).